Exhibit 99.1

Draganfly To Host Shareholder Update and Q4 Earnings Call

Los Angeles, CA. March 25, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it will host a virtual-only shareholder update call on March 29, 2022 at 1:30 p.m. PDT / 4:30 p.m. EDT.

The shareholder update call will be facilitated by Draganfly CEO Cameron Chell, who will review the Company’s milestones; and CFO Paul Sun, who will review the Company’s financial results for FY 2021 and Q4 2021, which are planned to be filed after market on March 29, 2022. Draganfly President Scott Larson will be facilitating pre-submitted and live chat questions and answers.

Registration for the call can be done here.

The Company will answer pre-submitted questions at the conclusion of prepared remarks. Investors are asked to submit their questions to investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com